GRANT OF PRE-EMPTIVE RIGHT

This Grant of Pre-Emptive Right (“Grant”) is made effective as of December 27, 2011, by and between COR SECURITIES HOLDINGS INC., a Delaware corporation (“CORSH”) and ST. CLOUD CAPITAL PARTNERS II, L.P. a Delaware limited partnership, (“ST. CLOUD”).

Recitals

St. Cloud is the owner of two Promissory Notes, each with a principal balance of $3,000,000, payable by National Holdings Corporation, a Delaware corporation (collectively, the “NHLD Debt”).

This Grant is made pursuant to the Securities Purchase and Sale Agreement of even date herewith by and between CORSH, St. Cloud and St. Cloud Capital Partners, L.P.

FOR VALUE RECEIVED, the St. Cloud hereby grants to CORSH the right to purchase the NHLD Debt prior to its maturity (i) any time at a price equal to the face value with accrued interest or (ii) within 15 days of notice at the value of an unsolicited offer that STCL II gives CORSH notice that it intends to accept. St. Cloud will not enter into an agreement to restructure the NHLD Debt prior to February 15, 2012. On or after February 15, 2012, if St. Cloud intends to enter an agreement to restructure the NHLD Debt, it shall give CORSH notice thereof, including the material terms, and provide CORSH 15 days to purchase the NHLD Debt at face value with accrued interest. Notwithstanding the foregoing, St. Cloud may, at any time and without notice, enter into an agreement to restructure the NHLD Debt if St. Cloud determines, in its sole and reasonable discretion, that immediate action, including but not limited to deferral of payment or other changes in terms, is required to preserve the value of the NHLD Debt.

ST. CLOUD CAPITAL PARTNERS II, L.P.

By: SCGP II, LLC Its: General Partner

By:	/s/ Robert W. Lautz
Name: Robert W. Lautz
Its: Managing Member